EXHIBIT 99.1

Endeavour Silver Produces 596,545 oz Silver and 5,817 oz Gold  in Abbreviated Second Quarter, 2020

VANCOUVER, British Columbia, July 09, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports production of 596,545 silver ounces (oz) and 5,817 gold oz in Q2, 2020, for silver equivalent (“AgEq”) production of 1.06 million oz at an 80:1 silver:gold ratio (1.18 million oz at 100:1 ratio).

During the quarter, mining operations were suspended on April 1st as mandated by the Mexican government to halt the spread of the COVID-19 pandemic.  In late May, mining was deemed to be an essential activity by the Mexican authorities, which allowed mining operations to start up with health protocols in place.

Endeavour had the advantage of having already put in place a rigorous coronavirus prevention and response plan and having built up ore stockpiles at each mine site.  That enabled Endeavour to restart its operations, initially with plant personnel only, to process the ore stockpiles built up in Q1, 2020.

Therefore, Q2 plant throughput was only down 52% and silver equivalent production was down only 42% compared to Q2, 2019.  Management expects to update shareholders on its second half and full year production and cost guidance when it reports the Q2, 2020 financial results on August 6, 2020.

2020 Second Quarter Highlights

  Mines Successfully Re-Started:  Each mine plan was adjusted to enhance short term cash flow and in June, the mines exceeded their adjusted consolidated throughputs at higher than adjusted consolidated ore grades.

  Guanacevi Continued to Outperform: Processed tonnes, silver and gold grades and recoveries continued to deliver well above plan. The operational turn-around and transition to mining the new, higher grade El Curso, Milache and SCS orebodies had a significant positive impact on the re-start. Ore stockpiles and pre-prepared long hole stopes allowed for an expedited restart, while the testing of the newly installed cone crushers in April allowed for significant plant throughput in May.

  Bolanitos and El Compas Steady: Bolanitos and El Compas re-starts were slower than Guanacevi due to smaller stockpiles and greater focus on mine development and grade control during the ramp up period. Gold grades exceeded historical grades in June, while silver grades remained low due to variations in the ore bodies.

  Metal Sales and Inventories: Sold 634,839 oz silver and 5,218 oz gold, held 221,100 oz silver and 738 oz gold of bullion inventory and 14,000 oz silver and 1,215 oz gold in concentrate inventory.

  Positive Bolanitos Drill Results: Drilling intersected new high-grade gold-silver mineralization in the Melladito vein near the Bolanitos plant with assays up to 24.3 grams per tonne (gpt) gold and 787 gpt silver for 3,217 gpt silver equivalents (AgEq) at a 100:1 silver:gold ratio over a 1.5 meter (m) true width in hole BN27.  The new mineralized zone is 100 m long by 200 m deep and remains open in all directions within 300 m of the current mine workings.

  Positive Guanacevi Drill Results: Drilling in Q1, 2020 intersected new high-grade gold-silver mineralization in the Santa Cruz vein on the El Curso property with assays up to 1,085 gpt silver and 3.25 gpt gold for 1,410 gpt AgEq over 10.0 m true width in hole UCM-27.  The new mineralized zone measures 250 m long by 150 m deep, still open along strike and at depth, within 100 m of the current mine access ramp.

  Released 2019 Sustainability Report: The Company released its 8th consecutive Sustainability Report at https://csr.edrsilver.com outlining its sustainability initiatives and results for 2019.

  Launched At-The-Market Financing: The Company entered into a sales agreement with a syndicate of banks to sell up to $23 million worth of common shares to advance the Terronera project and provide working capital during these uncertain global economic conditions.

Bradford Cooke, Endeavour CEO, commented, “I am pleased to report that notwithstanding the challenges of the COVID-19 pandemic, Endeavour personnel were pro-active in minimizing its impact on our mining operations in Mexico.  We implemented our coronavirus prevention and response plan in mid-March and it has been very effective. I commend our Mexico management and employees for responding positively when called upon by these extraordinary circumstances.”

“During the mine suspension period, we sent our employees home on full salary while keeping essential personnel working at each mine site to maintain safety, security and equipment. After the mines restarted, we were able to outperform our adjusted mine plans in June.  We will now look for opportunities to enhance our production in H2, 2020 to partly make up for lost ground in H1, 2020.”

Mine Operations

Consolidated silver and gold production in Q2, 2020 were both lower than Q2, 2019 due to the suspension of the Guanacevi, Bolanitos and El Compas mines as a result of the COVID-19 pandemic and the suspension of the El Cubo mine, related to lack of ore in November 2019. Ignoring El Cubo, Q2, 2020 production, pro-rated for the number of operating days, increased significantly due to the improved plant throughput and ore grades at Guanacevi

Guanacevi silver and gold grades were higher than Q2, 2019 and well above plan, while silver recoveries were lower and gold recoveries were higher than Q2, 2019.  Mining the new, higher grade El Curso, Milache and SCS orebodies, and processing the high-grade ore stockpiles plus using two refurbished cone crushers installed in April allowed for a quick, efficient ramp up of production in May. June plant throughput averaged 1,051 tpd with a plan to increase to 1150 tpd in H2, 2020.

Bolanitos gold grades were higher and silver grades were lower than Q2, 2019 and approached planned grades.  The mine re-start focused on accelerated mine development and additional dilution control in order to return to plan in Q3, 2020. June plant throughput averaged 1,070 tonnes per day (tpd). Mine development will continue to focus on accessing the San Miguel ore body and developing the Medallito discovery.

El Compas gold grades were higher and silver grades were lower than Q2, 2019, above and below planned grades respectively.  The mine re-start focused on dilution controls and higher-grade material in the upper El Compas vein to improve short term cash flows.  Management finished replacing the mining contractor with new employees in June, when throughput averaged 240 tpd.   The transition from contractor cut and fill mining to employee long hole mining should be completed in H2, 2020.

Production Highlights for Three Months and Six Months Ended June 30, 2020.

Three Months Ended June 30			Q2 2020 Highlights	Six Months Ended June 30
2020	2019	% Change		2020	2019	% Change
114,120	237,640	(52%)	Throughput (tonnes)	313,447	484,159	(35%)
596,545	1,059,322	(44%)	Silver ounces produced	1,454,204	2,130,677	(32%)
5,817	9,558	(39%)	Gold ounces produced	14,293	19,613	(27%)
590,618	1,039,596	(43%)	Payable silver ounces produced	1,440,409	2,089,811	(31%)
5,717	9,332	(39%)	Payable gold ounces produced	14,037	19,141	(27%)
1,061,905	1,823,962	(42%)	Silver equivalent ounces produced(1)	2,597,644	3,699,717	(30%)
634,839	1,100,065	(42%)	Silver ounces sold	1,300,339	2,169,450	(40%)
5,218	9,416	(45%)	Gold ounces sold	12,672	18,975	(33%)

(1) Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for Second Quarter, 2020 by Mine (2)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	62,231	684	304	1.05	86.7%	87.9%	527,347	1,847
Bolañitos	41,680	458	47	2.10	88.4%	89.1%	55,682	2,508
El Compas	10,209	112	60	5.55	68.6%	80.3%	13,516	1,462
Consolidated	114,120	1,254	188	1.84	86.3%	86.3%	596,545	5,817

(1)    gpt = grams per tonne
(2)    results for the second quarter represent a partial period of production, as operations were suspended for more than half the quarter, as mandated by the Mexican Government in response to the pandemic

Production Tables for Six Months Ended June 30, 2020 by Mine (2)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	156,438	860	289	0.94	87.5%	90.4%	1,272,461	4,274
Bolañitos	124,897	686	43	1.84	82.1%	87.0%	141,807	6,430
El Compas	32,112	292	59	4.50	65.6%	77.3%	39,936	3,589
Consolidated	313,447	1,838	167	1.66	86.2%	85.3%	1,454,204	14,293

Release of Second Quarter, 2020 Financial Results and Conference Call

The 2020 First Quarter Financial Results will be released before market on Thursday, August 6, 2020 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 4879#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding the impact of suspension of mining operations, Endeavour’s anticipated performance in 2020, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations ,the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.